August 2, 2011

VIA EDGAR
Securities and Exchange Commission
Attention:  Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:       Report on Form 8-K of Coach, Inc.

Ladies/Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, we are filing by EDGAR a Current Report on Form 8-K of Coach, Inc. (the “Company”) including exhibits.

Thank you for your assistance in this matter.  If you should have any questions on the foregoing, please call the undersigned at (212) 615-2436.

Very truly yours,

/s/ David E. Howard

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